UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024 Commission File Number: 001-36363
TCTM KIDS IT EDUCATION INC.
6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China Tel: +86 10 6213-5687
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

TCTM Announces Change of Senior Management Positions

TCTM Kids IT Education Inc. (NASDAQ: TCTM) ("TCTM" or the "Company"), a leading provider of IT-focused supplementary STEM education services in China, today announced that given consideration of the long-term development of the Company and the need to explore the new opportunities of the AI education at home and abroad, as well as the personal request of Ms. Ying Sun for health reasons, the board of the Company has approved the re-designation of Ms. Sun as the president for international business, and the appointment of Mr. Xiaolan Tang as the new chief executive officer of the Company, in each case effective November 25, 2024.

Mr. Xiaolan Tang has served as senior vice president of the Company since April 2024. Mr. Tang joined our Company in 2007, and served as the head of sales and marketing, deputy general manager of our northern region, general manager of our midwestern region. Between 2015 and 2019, Mr. Tang took part in founding Dajiangtai.com, an online IT professional education company, and VIPCODE, an online coding education company for children and teenagers, and served as the vice president of operations. In April 2020, Mr. Tang rejoined our Company and served as our vice president of sales and marketing. Mr. Tang has over 20 years of experience in the sales and marketing for the education industry, the business operations and management of corporate matters. Mr. Tang received a bachelor’s degree in management from Jilin University in 2001.

Mr. Shaoyun Han, chairman of the board of the Company, commented, “On behalf of the board of directors and the entire TCTM team, I want to extend our deepest gratitude to Ms. Sun for her significant contribution and her commitment to the new role. We believe her profound management experience and in-depth understanding of our business will continue to contribute to our business, and we hope the adjustment will help lighten her management burden.” On Mr. Tang’s promotion, Mr. Han also said, “We are pleased to welcome Xiaolan to succeed as the new CEO. Xiaolan has demonstrated exceptional leadership and a deep understanding of our business and industry. His strategic insights and commitment to operation management make him the ideal leader to guide our Company into its next phase of development.”

About TCTM Kids IT Education Inc.

TCTM is a leading provider of IT-focused supplementary STEM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, TCTM offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage “code to learn,” TCTM embraces the latest trends in STEM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This current report contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

	By:	/s/ Xiaobo Shao
	Name:	Xiaobo Shao
	Title:	Chief Financial Officer

Date: November 25, 2024